GeoGlobal Resources Inc.

Supplement to Prospectus dated December 3, 2007

This supplement is filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, to correct the stockholdings of the named persons indicated in the list of Selling Securityholders appearing on pages 16 and 17 of the Prospectus dated December 3, 2007 of GeoGlobal Resources Inc.

Name of Selling Securityholder	Shares Beneficially Owned Prior to this Offering	Shares Beneficially Owned Offered for Selling Securityholder Account	Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering

Felicia Ross	84,000	84,000	-0-	-0-
Victoria Ross	168,000	168,000	-0-	-0-

The date of this Supplement is January 11, 2008.